Exhibit 99.1

I-Mab Announces Voluntary Lock-ups by Key Shareholders and Senior Management for Long-Term Commitment

SHANGHAI and GAITHERSBURG, MD. March 31, 2022 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced that the Company’s key shareholders including CBC Group (including its affiliates) and Hony Capital (collectively, the “Key Shareholders”) as well as its senior management team have voluntarily entered into a 180-days lock-up period commencing from March 31, 2022, and committed not to sell their shares in the Company during the lock-up period (the “Lock-up”). Actions are based on strong confidence in the Company’s globally competitive pipeline and rapid transformation towards a fully integrated biopharma company. The Key Shareholders and senior management may also consider extending the lock-up period subject to market conditions in the future.

“This voluntary lock-up of shares demonstrates high confidence by our principal shareholders and long-term advocates in I-Mab’s long-term growth and accelerated transformation journey as an innovative global specialty biopharma,” said Dr. Jingwu Zang, Founder, Chairman and Acting CEO of I-Mab. “We are committed to building on our existing capabilities to deliver our key milestones in R&D, commercialization and licensing, generating more value for our shareholders and employees while fulfilling our promise to patients worldwide.”

“C-Bridge Capital is a committed partner of I-Mab, which has a proven track record of global innovation, partnerships, and value generation,” said Wei Fu, Founder and CEO of CBC Group. “We will continue to provide long-term multidimensional support as the Company continues its progress towards becoming a specialty biopharma through global R&D, manufacturing capability and soon commercialization.”

Concurrently with the voluntary Lock-up, solely for the purpose of satisfying customary contractual registration rights of the Company’s shareholders in certain shareholders agreement, the Company will file a prospectus supplement with the Securities and Exchange Commission to register an aggregate number of 37,749,950 ordinary shares held by the Key Shareholders (the “Registration”). With the voluntary Lock-up, the Key Shareholders declare no intention of disposing any of the Company’s shares by this registration.

The details of the Lock-up are set out as follows:

	Ordinary shares beneficially owned subject to the Lock-up as of the date of this announcement	Approximate shareholding percentage as of the date of this announcement
C-Bridge Entities (1)	29,448,395	15.5%
Hony Entity(2)	8,301,555	4.4%
Senior Management (3)	13,476,864	7.0%
Total	51,226,814	26.8%

Notes:

*

The percentage of shareholding is determined in accordance with the rules and regulations of the SEC. In computing the number of shares, we have included shares that the person has the right to acquire within 60 days after February 28, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage of shareholding of any other person. The Lock-up is subject to certain customary exceptions. Each ten (10) ADSs represent twenty-three (23) ordinary shares.

(1)	Represents 29,448,395 ordinary shares beneficially owned by CBC Group and its affiliates.

(2)	Represents 8,301,555 ordinary shares directly held by Fortune Eight Jogging Limited, which we refer to as the Hony entity.

(3)

Represents 13,476,864 ordinary shares beneficially owned by senior management in aggregate, including Chairman and Acting Chief Executive Officer Dr. Jingwu Zhang Zang, President Andrew Zhu, President Zheru Zhang, Chief Financial Officer John Long, Chief Strategy Officer Jielun Zhu, Chief Business Officer Weimin Tang, Chief Commercial Officer Yifei Zhu, Chief Legal Officer Richard Li, and Chief Communications Officer Gigi Feng, who are collectively referred to as the senior management.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development, and commercialization of novel and highly differentiated biologics for immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 20 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://www.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter , and WeChat.

I-Mab Forward-Looking Statements

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

John Long Chief Financial Officer IR@i-mabbiopharma.com	Gigi Feng Chief Communications Officer PR@i-mabbiopharma.com

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363